Filed Pursuant to Rule 433

Registration No. 333-128153

January 18, 2006

Contact:         Edward Taffet

                      dELiA*s, Inc.

                      212/807-9060

For immediate release:

dELiA*s, INC. EXTENDS SUBSCRIPTION RIGHTS OFFERING

New York, NY - January 18, 2006 – dELiA*s, Inc., (NASDAQ:DLIA) a direct marketing and retail company comprised of three lifestyle brands primarily targeting consumers between the ages of 12 and 19, has extended to 5 p.m. New York City time, on February 10, 2006 the deadline for eligible shareholders to subscribe to buy new shares under its current subscription rights offering. All other terms and conditions of the offering, which was originally scheduled to expire January 27, 2006, remain the same.

Walter Killough, dELiA*s, Chief Operating Officer, said “We have noticed a significant delay in the delivery to a number of shareholders of the prospectus, rights certificates and other documents that shareholders need to make an informed decision to exercise or transfer their rights. A number of shareholders have contacted us stating that they have not yet, or have only recently, received their rights offering documents. Therefore, we have decided to extend the rights offering for two weeks. We hope this extension gives all of our shareholders the time they need to review our rights offering documents, consult with their brokers and complete the necessary paperwork.”

Under the terms of the offering, common stock holders of record on December 28, 2005 were issued 0.11533 transferable rights for each share of common stock held. Each whole right is exercisable for one share of common stock at a subscription price of $7.43 cash. The rights currently are listed for trading on the Nasdaq National Market System under the symbol “DLIAR.”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it. Requests for copies of the prospectus may be made to Edward Taffet, General Counsel of dELiA*s. Mr. Taffet can be reached at 435 Hudson Street, New York, New York 10014, by telephone at (212) 807-9060 or by email at spinoff@delias.com. The prospectus is also available for download from the “SEC Filings” section of the company’s corporate website: www.deliasinc.com.

About dELiA*s, Inc.

dELiA*s, Inc. is a direct marketing and retail company comprised of three lifestyle brands primarily targeting consumers between the ages of 12 and 19. Its brands — dELiA*s, Alloy and CCS — generate revenue by selling apparel, accessories, footwear, room furnishings and action sports equipment predominantly to teenage consumers through direct mail catalogs, websites and, for dELiA*s, mall-based specialty retail stores.